

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2011

Frank Lamendola
Chief Financial Officer
TC Power Management Corp.
501 Madison Avenue
14th Floor
New York, NY 10022

> **Re:** **TC Power Management Corp.**
> **Form 10-K for Fiscal Year Ended**
> **August 31, 2010**
> **Filed November 29, 2010**
> **Form 8-K**
> **Filed January 13, 2011**
> **File No. 000-53232**

Dear Mr. Lamendola:

We have reviewed your response letter dated March 21, 2011 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed January 13, 2011

Pro Forma Financial Information

Introduction to Unaudited Pro Forma Combined Financial Statements, page F-23

1.   We note your response to our prior comment four. Please provide a more robust analysis of how you determined the accounting acquirer and refer to paragraphs 10-15 of ASC 805-10-55 within your response. Also, your response should include, but not be limited to, a discussion of whether or not there is a relationship between the buyers of the 20,000,000 shares sold by Gordon Douglas in a private transaction and the recipients of the 2,000,000 shares issued to effect the acquisition of Axiom Mexico, and a discussion of who appoints the board members and management. Further, please address how you concluded that management of Axiom Mexico did not replace management, as it appears that Francisco Quiroz, president of Axiom Mexico, was appointed as CEO of TC Power Management Corp as disclosed in Item 5.02 of your Form 8-K filed on January 13, 2011. We understand that he was subsequently replaced on January 24, 2011; please tell us who appointed your current CEO.   Once we better understand your analysis, we may have more comments.

Pro Forma Combined Balance Sheet, page F-24

2.   We note your response to our prior comment six. We are unable to locate the revision to your filing that reflects that the loan has no terms for repayment and bears no interest. Please tell us where you have made this revision.

Pro Forma Combined Statement of Operations, page F-25

3.   We note your adjustment (a). Please tell us how you determined it is appropriate to record an adjustment for $471,173 instead of $500,000 for your goodwill impairment.

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

                                                    Sincerely,

                                                    Kevin Woody
                                                    Branch Chief